Exhibit 99(d)(5)

April [•], 2021

[Employee]

Address on file with the Company

Dear [Employee],

This letter sets forth the agreement made this day of April, 2021 (the “Letter Agreement”), by and between General Finance Corporation (the “Company”), United Rentals (North America), Inc. (“Parent”) and you (“Employee” or “you”), a current employee of the Company or one of its subsidiaries (such employing entity, the “Employer”), regarding the treatment of your outstanding Company Equity Awards in connection with the Agreement and Plan of Merger, dated as of April [•], 2021 (the “Merger Agreement”), by and among Parent, the Company and UR Merger Sub VI Corporation (“Merger Sub”), which provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger, in a cash tender offer to acquire any and all of the outstanding Shares of the Company in cash, as more fully described in, and pursuant to the terms of, the Merger Agreement. Capitalized terms that are used but not defined herein have the meaning set forth in the Merger Agreement.

The Merger Agreement provides for certain payments in connection with the closing of the Merger (the “Closing”), including the “single-trigger” treatment of certain eligible Company Options and awards of Company Restricted Stock, which generally means that any vesting conditions applicable to such Company Equity Awards will lapse, and such Company Options and Company Restricted Stock will be cashed out based on the merger consideration (the “Company Equity Payments”) pursuant to a formula set forth in the Merger Agreement (the “Single-Trigger Treatment”). The Single-Trigger Treatment described above is subject to your continued employment with the Employer through the Closing. You acknowledge and agree that, following the Closing, to the extent you experience a termination for Cause (as defined below) by Employer, Parent, URI or any of their applicable subsidiaries or affiliates [or you resign without Good Reason (as defined below)], Parent shall be entitled, in its sole discretion and/or election, to prompt recoupment and/or repayment of any portion of the Company Equity Payments made to you, reduced by the Net Tax Costs (as defined below), to the extent the applicable Company Options and awards of Company Restricted Stock would not have otherwise vested pursuant to their original vesting schedule as of the date of your termination of employment. For the avoidance of doubt, the foregoing recoupment and/or repayment obligation shall not apply to the extent you experience a termination of employment due to death or Disability (as defined in the Company’s Amended and Restated 2014 Stock Incentive Plan as “Disability” or “Disabled”).

“Net Tax Costs” shall mean the net amount of any federal, foreign, state or local income and employment taxes paid by Employee in respect of the portion of the Company Equity Payments subject to reimbursement, after taking into account any and all available deductions, credits or other offsets allowable to Employee (including without limit, any deductions permitted under the claim of right doctrine), and regardless of whether Employee would be required to amend any prior income or other tax returns.

Solely for purposes of this Letter Agreement, “Cause” shall mean that: (1) Employee is convicted of, or pleads guilty or nolo contendere with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; (2) Employee commits any act of personal conduct that gives rise to a material risk of liability under federal or applicable state law for discrimination or sexual or other forms of harassment or other similar liabilities to subordinate employees; (3) Employee engages in conduct that is demonstrably and materially injurious to the Company and each corporation or entity controlled directly or indirectly by the Company (the “Company Group”), or that materially harms the reputation or financial position of the Company Group, unless the conduct in question was undertaken in good faith on an informed basis with due care and with a rational business purpose and based upon the honest belief that such conduct was in the best interest of the Company Group; (4) Employee is found liable in any SEC or other civil or criminal securities law action or entering any cease and desist order with respect to such action (regardless of whether or not he or she admits or denies liability) where the conduct that is the subject of such action is demonstrably and materially injurious to the Company Group; or (5) Employee (i) obstructs or impedes, (ii) endeavors to influence, obstructs or impedes, or (iii) fails to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an “Investigation”) (however, Employee’s failure to waive attorney-client privilege relating to communications with his or her own attorney in connection with an Investigation shall not constitute Cause). For purposes of this Letter Agreement, “Good Reason” has the meaning set forth in Employee’s existing employment agreement with Employer, subject to any waivers or modifications set forth in Employee’s go-forward agreement with Parent, URI or any of their subsidiaries or affiliates.

You acknowledge and agree that this Letter Agreement is fully enforceable in accordance with its terms. However, this Letter Agreement will automatically become null and void in the event the Merger Agreement is terminated in accordance with its terms prior to the Closing, or if your employment with the Employer terminates for any reason prior to the Closing.

This Letter Agreement will be governed by the law of the State of Delaware without regard to conflict of law principles.

This Letter Agreement shall not be assigned in whole or in part by either party hereto without the prior written consent of the other party hereto. This Letter Agreement may be executed in two or more counterparts (including by facsimile, pdf or other electronic transmission), each of which shall be deemed an original, but all of which taken together constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

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Please confirm your acceptance of the foregoing by countersigning below.

Sincerely,

General Finance Corporation

By:
Name:
Title: Authorized Signatory

United Rentals (North America), Inc.

By:
Name:
Title: Authorized Signatory

Accepted and Agreed as of the date hereof

[Employee]

[Signature Page to Key Employee Side Letter]